Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or ‘the Company’)

SUMMIT THERAPEUTICS ANNOUNCES NOVEL ANTIBIOTIC RIDINILAZOLE (SMT19969) ACHIEVES STATISTICAL SUPERIORITY OVER VANCOMYCIN IN CoDIFy PHASE 2 CLINICAL TRIAL FOR C. DIFFICILE INFECTION

•	Sustained Clinical Response Rates of 66.7% with Ridinilazole vs. 42.4% with Vancomycin

•	Ridinilazole to Advance into Phase 3 Clinical Development

•	Conference Call Scheduled for 1:00pm GMT / 8:00am EST

Oxford, UK, 23 November 2015 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection (‘CDI’), announces the success of CoDIFy, a Phase 2 proof of concept clinical trial that evaluated the novel, oral antibiotic, ridinilazole (SMT19969) against the current standard of care, vancomycin, for the treatment of CDI.

The Phase 2 trial exceeded its primary endpoint, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response (‘SCR’) using the pre-specified 90% confidence interval, with SCR rates of 66.7% for ridinilazole compared to 42.4% for vancomycin. SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of treatment. The statistical superiority in SCR with ridinilazole in this trial was driven by a large numerical reduction in recurrent disease compared with vancomycin.

“These outstanding clinical data from CoDIFy strongly support the profile of ridinilazole as a narrow spectrum antibiotic with the potential to both treat the initial infection and substantially reduce recurrent disease,” commented Glyn Edwards, Chief Executive Officer of Summit. “There is a vital need for potent new antibiotics, and the potential of ridinilazole has attracted great interest. Based on the positive top-line results from the CoDIFy trial, we will now evaluate the optimal path to advance ridinilazole into Phase 3 clinical trials. In addition, Summit sincerely thanks the Wellcome Trust for their support in the development of ridinilazole that has helped to achieve this clinical proof of concept milestone.”

“The healthcare community is acutely aware of the major threat CDI poses, particularly given widespread antibiotic use and our aging population,” said Professor Mark Wilcox, Consultant Microbiologist & Head of Microbiology at the Leeds Teaching Hospitals NHS Trust, Professor of Medical Microbiology at the University of Leeds, and Public Health England’s Lead on C. difficile in England. “These clinical data suggest that ridinilazole could become an important new treatment option for CDI with the potential to reduce the high rates of recurrent disease that remain a key clinical challenge. I, and many other healthcare practitioners, look forward to the continued clinical development of this compound.”

Design and Top-Line Results from CoDIFy Clinical Trial

CoDIFy was a double blind, randomized, active controlled, multicenter, Phase 2 clinical trial that evaluated the efficacy of ridinilazole against vancomycin in a total of 100 patients. Half of the patients received ridinilazole for ten days (200 mg, twice a day), and the remaining half received vancomycin for ten days (125 mg, four times a day). The trial was conducted in the United States and Canada. The primary endpoint was non-inferiority of ridinilazole compared to vancomycin in SCR. The trial met its primary endpoint with ridinilazole achieving an SCR rate of 66.7% compared to 42.4% for vancomycin (non-inferiority margin of 15%, p=0.0004). This also represents statistical superiority of ridinilazole over vancomycin using the pre-specified 90% confidence interval. The primary analysis was conducted on the modified intent-to-treat (‘mITT’) population that comprised subjects with CDI confirmed by the presence of free toxin. Ridinilazole was generally well tolerated and the overall adverse event profiles of ridinilazole and vancomycin were comparable. More detailed findings from the trial will be reported at relevant conferences and in peer-reviewed journals.

The development of ridinilazole was financially supported through to completion of this Phase 2 clinical trial by Seeding Drug Discovery and Translational Awards from the Wellcome Trust. Ridinilazole has received Qualified Infectious Disease Product, or QIDP, designation and has been granted Fast Track status from the US Food and Drug Administration.

Conference Call Details

Summit will host a conference call and webcast to discuss the results of the Phase 2 clinical trial today, 23 November 2015, at 1:00pm GMT / 8:00am EST. To participate in the conference call please dial +44 (0)20 3427 1910 (UK and international participants) or +1 646 254 3364 (US local number) and use the conference confirmation code 8280846. Investors may also access a live audio webcast of the call via the investors section of Summit’s website www.summitplc.com. A replay of the webcast will be available shortly after the conference call finishes.

Notes to Editors

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly the wider community with between 450,000 and 700,000 cases of CDI in the US annually. It is caused by an infection of the colon by the bacteria C. difficile, which produces toxins that cause inflammation, severe diarrhoea and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. Existing CDI treatments are predominantly broad spectrum antibiotics, and these cause further damage to the gut flora and are associated with high rates of recurrent disease. Recurrent disease is the key clinical issue as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs. The economic impact of CDI is significant with one study estimating annual acute care costs at $4.8 billion in the US.

About Ridinilazole (SMT19969)

Ridinilazole is an orally administered small molecule antibiotic that Summit is developing specifically for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a narrow spectrum of activity and had a potent bactericidal effect against all clinical isolates of C. difficile tested. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In this trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@Summitplc).

For more information, please contact:

Summit	Tel:	+44 (0)1235 443 951
Glyn Edwards / Richard Pye (UK office)		+1 617 225 4455
Erik Ostrowski / Michelle Avery (US office)

Cairn Financial Advisers LLP
(Nominated Adviser)
Liam Murray / Tony Rawlinson		Tel: +44 (0)20 77148 7900

N+1 Singer
(Broker)
Aubrey Powell / Jen Boorer		Tel: +44 (0)20 7496 3000

Peckwater PR
(Financial public relations, UK)		Tel: +44 (0)7879 458 364
Tarquin Edwards		tarquin.edwards@peckwaterpr.co.uk

MacDougall Biomedical Communications
(US media contact)		Tel: +1 781 235 3060
Chris Erdman		cerdman@macbiocom.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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